EXHIBIT 99.2

Management Discussion and Analysis
For the nine months ended
September 30, 2013

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and nine months ended September 30, 2013 (the “Financial Statements”) and the Company’s annual information form (the “2012 AIF”), annual management discussion and analysis (the “2012 Annual MD&A”) and annual audited consolidated financial statements (the “2012 Annual Financial Statements”) for the year ended December 31, 2012. The 2012 AIF, 2012 Annual MD&A and 2012 Annual Financial Statements are collectively referred to as the “2012 Annual Filings”.

All information contained in this MD&A is current as of November 14, 2013 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is November 14, 2013.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 2 -

equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the State of Nevada including, without limitation, the implementation of the new Nevada state mining tax and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration program on the Railroad and other projects being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the 2012 Annual Filings. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The forward looking statements contained herein are based on information available as of November 14, 2013.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 3 -

Overall Performance

Gold Standard is a Canadian-based mineral resource company focused on the acquisition and exploration of, inter alia, district-scale gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company's flagship property is the Railroad project (the "Railroad Project") located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 16,748 acres (26.2 square miles) within the prolific Carlin Trend of north-central Nevada. The Company currently owns or controls close to 100% of the material claims and fee lands comprising the Railroad Project. Over the past two years, the Company’s work programs at the Railroad Project have been focused on utilizing model-driven exploration techniques to explore for Carlin-style gold mineralization. The Company's primary objective at the Railroad Project is to continue to explore the area with a view to delineating a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant resource and establishing reserves thereon.

Commencing in late 2011 and during the year ended December 31, 2012, the Company entered into various leases with land holders encompassing approximately 3,283 net mineral acres of land adjacent to the Railroad Project in Elko County, Nevada (the "South Railroad Leases"). The South Railroad Leases are substantially the same and provide for a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each South Railroad Lease is subject to annual advance minimum royalty (“AMR”) payments of US$17.50 per acre in the first and second years, increasing to US$28.00 per acre in the seventh year and thereafter. The leases are also subject to a production royalty of 5% of net smelter returns (payable in proportion to the interest held), against which the AMR payments shall be credited and recouped up to 80%.

In November 2012, the Company entered into a lease with option to purchase (the “Pereira Lease”) with Pereira Family, LLC (“Pereira”) granting the Company exclusive right to explore, mine and develop varying percentage holdings in approximately 21,296 net mineral acres within the Pinon District, Nevada, of which approximately 2,280 net mineral acres of land is both within and contiguous to the south of the Company’s Railroad Project in Elko County, Nevada. The Company also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinon Districts critical to future exploration and development.

Collectively, the South Railroad Leases and the Pereira Lease comprise the Company’s South Railroad project (the “South Railroad Project”), a gold exploration prospect totalling approximately 5,563 net mineral acres of land within strategic sections located throughout the Railroad and Pinon Districts. The Company’s research estimates that the Pereira Lease, together with the South Railroad Leases, gives the Company control of approximately 51% of Pinon section 27 which contains the bulk of the historic “Pinon Deposit”.  See the 2012 AIF for a further discussion of the South Railroad Project and the historic Pinon Deposit.

In addition to the Railroad and South Railroad Projects, the Company holds or controls a 100% interest in the Crescent Valley North ("CVN") and Camp Douglas projects located in north central Nevada, both early stage gold exploration projects.

As of the date of this MD&A, the Company considers the Railroad Project as its sole material property for the purposes of NI 43-101.

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During the first nine months of 2013, the Company cut back its exploration expenditures on the South Railroad, CVN and Camp Douglas Projects (see "Summary of Exploration Activities" below) to focus almost exclusively on drilling the Railroad Project to follow-up on earlier drilling successes in the North Bullion Fault Zone or “NBFZ” and to test several of the most promising targets on the Railroad project.  Due to the poor capital markets, the Company temporarily suspended drilling activities in June, 2013 in an effort to conserve available cash pending completion of the Company's marketed private placement financing on August 2, 2013 (the "2013 Financing"). Drilling recommenced on the Railroad Project in August 2013, with the Company drilling a total of 11 holes during the three month period ended September 30, 2013 (of which 2 holes remained in progress at the end of the quarter). Utilizing two core rigs and one RC rig, the Company drilled approximately 2,271 meters of core and 2,848 meters of RC drilling totaling 5,119 meters.  Drilling and related exploration expenditures for the Railroad Project for the three and nine months ended September 30, 2013 totaled $2,093,806 and $7,845,989, respectively. See “Results of Operations – Summary of Exploration Activities”.

Save for lease payments, minor consulting, and geological work, the Company did not carry out any material exploration work on the South Railroad, CVN or Camp Douglas Projects during the nine months ended September 30, 2013.

In July 2013, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada.

In August 2013, the Company terminated the KM/RC lease agreement comprising approximately 1,880 acres of the CVN Project as the Company determined that the property lacked encouraging exploration results.  As a result, the Company recorded a write down of exploration and evaluation assets of $133,189 (US$130,000) attributable to the CVN Project.

As of September 30, 2013, the Company had incurred a total of $42,561,604, $3,253,681, $3,036,238 and $1,674,748 in acquisition and deferred exploration expenses on its Railroad, CVN, Camp Douglas and South Railroad Projects, respectively, for total acquisition and deferred exploration costs of $50,526,271.

In March 2013, 780,526 share purchase warrants expired.  See “Disclosure of Data for Outstanding Common Shares, Options and Warrants”.

On August 2, 2013, the Company completed a marketed private placement of 7,936,509 common shares at $0.63 per share for net proceeds of $4,557,518, after cash commissions and expenses of $442,482 (the “2013 Financing”).  The net proceeds from the 2013 Financing have been allocated towards further drilling of the Railroad Project and for general corporate and working capital purposes.  See "Use of Proceeds from 2013 Financing" below.

As at September 30, 2013, the Company had a cash and cash equivalents position of $4,524,770 and a surplus working capital position of $3,251,490. See “Liquidity, Financial Position and Capital Resources”.

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Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010:

	2012 $	2011 $	2010* $
Revenues (interest income)	78,292	93,083	574
General and administrative expenses	(5,271,516)	(3,989,654)	(3,448,360)
Loss and comprehensive loss	(5,193,224)	(4,138,880)	(3,447,786)
Basic and diluted loss per common share	(0.07)	(0.07)	(0.11)
Working capital	9,135,808	6,839,192	2,932,667
Exploration and evaluation assets	42,165,595	17,126,450	8,181,798
Total assets	53,482,564	25,312,542	12,505,150
Total liabilities	1,838,851	1,212,781	1,277,792
*           Restated in accordance with IFRS.

See the 2012 Annual MD&A for a discussion of certain factors contributing to variations in the financial position and financial performance of the Company for the three most recently completed financial years ended December 31, 2012, 2011 and 2010.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012
	$	$	$	$
Interest income	6,233	9,808	17,691	25,762
Loss and comprehensive loss	(673,719)	(1,729,104)	(688,723)	(818,340)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.01)	(0.01)

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
	$	$	$	$
Interest income	20,735	15,763	16,032	30,299
Loss and comprehensive loss	(1,600,489)	(1,095,076)	(1,679,319)	(834,786)
Loss per share-basic and diluted	(0.02)	(0.02)	(0.03)	(0.01)

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Variances quarter over quarter can be explained as follows:

•
As the Company is well established in the market, the Company’s general and administrative expenses (excluding share-based compensation) have started to decrease. In additional, given the difficult market conditions, the Company has conducted a review of all general and administrative expenses and implemented aggressive cost saving measures where appropriate. The general and administrative expenses decreased from $844,102 in the quarter ended December 31, 2011 to $546,763 in the quarter ended September 30, 2013.

•	General and administrative expenses decreased primarily due to the following:
o	Decreased travel due to fewer site visits and marketing
o	Decreased investor relations and regulatory and shareholders service expenses
•
In the quarters ended March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, and June 30, 2013, stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $955,208, $55,223, $329,689, $44,557, and $1,149,499 respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted. Excluding share-based compensation, the Company's general and administrative expenses (excluding extraordinary items) have, in general, declined over the past four quarters as a result of the Company's cost saving measures.

•
In the quarter ended September 30, 2012, there was a foreign exchange loss of $493,598 as a result of the decrease in the value of the U.S. dollar relative to the Canadian dollar resulting in a significantly higher loss during such period compared to the corresponding three month period ended September 30, 2013 in which the Company earned a foreign exchange gain of $37,780.

•
In the quarter ended September 30, 2013, the Company recorded a write down of exploration and evaluation assets of $133,189 associated with the CVN Project as a result of termination of KM/RC lease agreement.

•
Generally speaking, the Company’s general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

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Results of Operations

The following financial data is derived from the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 and 2012:

	For the three months ended September 30,		For the nine months ended September 30,
	2013 $	2012 $	2013 $	2012 $
Revenues (interest income)	6,233	20,735	33,732	52,530
General and administrative expenses	(546,763)	(1,621,224)	(2,992,089)	(4,427,414)
Loss and comprehensive loss	(673,719)	(1,600,489)	(3,091,546)	(4,374,884)
Basic and diluted loss per common share	(0.01)	(0.02)	(0.04)	(0.06)
Working capital	3,251,490	17,411,135	3,251,490	17,411,135
Exploration and evaluation assets	50,526,271	34,676,057	50,526,271	34,676,057
Total assets	55,850,275	55,722,853	55,850,275	55,722,853
Total liabilities	1,546,534	3,311,704	1,546,534	3,311,704

All of the Company’s projects are at the exploration stage and, to date, the Company has not generated any revenues other than interest income.

At September 30, 2013, the Company had not yet achieved profitable operations and has accumulated losses of $15,866,451 (September 30, 2012 – $11,956,565) since inception.  These losses resulted in a net loss per share (basic and diluted) for the nine months ended September 30, 2013 of $0.04 (September 30, 2012 - $0.06).

The operating and administrative expenses for the nine months ended September 30, 2013 totalled $2,992,089 (September 30, 2012: $4,427,414), including share-based compensation issued during the period, valued at $1,194,056 (September 30, 2012: $1,340,120) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended September 30, 2013 were management fees of $441,750 (September 30, 2012 - $377,248), professional fees of $197,376 (September 30, 2012 - $403,331), office expenses of $134,632 (September 30, 2012 - $160,707), consulting fees of $185,769 (September 30, 2012 - $121,433), investor relations of $94,225 (September 30, 2012 - $213,365), regulatory and shareholder services of $98,302 (September 30, 2012 - $240,758) and travel and related costs of $270,076 (September 30, 2012 - $562,652).

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The table below details the changes in major expenditures for the nine months ended September 30, 2013 as compared to the corresponding nine months ended September 30, 2012.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $64,502
Increase in management’s compensations and added directors’ fees. Effective May 1, 2012, management fees paid to certain executive officers of the Company were increased based, in part, on the report of an independent executive compensation consultant engaged by the Company to review executive compensation levels. See “Commitments” and “Related Party Transactions” below.

Consulting fees	Increase of $64,336	Increase due to the Company’s hiring of a corporate marketing consultant to review and recommend changes to certain marketing material.
Professional fees	Decrease of $205,955
Decrease due to fewer activities with respect to acquiring exploration and evaluation assets/leases. The Company also incurred additional professional fees in 2012 associated with its short form prospectus offering (the "2012 Financing") and listing on NYSE MKT completed in June 2012.

Investor relations	Decrease of $119,140	Reduced the number of investor relations firms to assist in marketing of the Company as the Company is well established in the market.
Travel and related expense	Decrease of $292,576	Decreased level of travel for site visits, and marketing of the Company.
Share-based compensation	Decrease of $146,064	Stock options granted during nine months ended September 30, 2013 have lower fair market values.

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The table below details the changes in major expenditures for the three months ended September 30, 2013 as compared to the corresponding three months ended September 30, 2012.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $50,000	Increase due to the Company’s hiring of a corporate marketing consultant to review and recommend changes to certain marketing material.
rofessional fees	Decrease of $72,684	Decrease due to fewer activities with respect to acquiring exploration and evaluation assets/leases.
Investor relations	Decrease of $40,411	Reduced the number of investor relations firms to assist in marketing of the Company in 2013 as the Company is well established in the market.
Regulatory and shareholders service	Decrease of $62,744	2012 expenses were higher due to commencement of listing on NYSE MKT in June 2012 and regulatory costs associated with the 2012 Financing.
Travel and related expense	Decrease of $115,690	Decreased level of travel for site visits, and marketing of the Company in 2013.
Share-based compensation	Decrease of $329,689	More stock options were granted for the three months ended September 30, 2012.

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Summary of Exploration Activities

For the nine months ended September 30, 2013, the Company incurred $8,493,865 in deferred exploration and development costs compared to $17,549,607 for the corresponding nine months ended September 30, 2012.

The following is a breakdown of the material components of the Company’s deferred exploration and development costs, on a property by property basis, for the nine months ended September 30, 2013 and September 30, 2012:

	Crescent Valley	Railroad	South Railroad	Camp Douglas	Total
	$	$	$	$	$

Nine Months Ended September 30, 2013

Exploration expenses
Claim maintenance fees	124,125	94,884	11,258	43,517	273,784
Consulting	23,790	765,222	37,080	22,166	848,258
Data analysis	-	47,714	34,118	287	82,119
Drilling	-	5,066,107	48,935	-	5,115,042
Equipment	-	44,483	-	-	44,483
Geological	11,598	53,944	-	28,214	93,756
Lease payments	163,099	155,071	7,898	62,316	388,384
Sampling and processing	8,766	470,516	7,436	-	486,718
Site development	-	433,255	13,273	-	446,528
Supplies	-	647,609	-	-	647,609
Travel	-	67,184	-	-	67,184
	331,378	7,845,989	159,998	156,500	8,493,865
Write down of exploration and evaluation assets	(133,189)	-	-	-	(133,189)
	198,189	7,845,989	159,998	156,500	8,360,676

Nine Months Ended September 30, 2012

Property acquisition and staking costs	36,727	-	-	-	36,727
Exploration expenses
Claim maintenance fees	89,674	50,803	10,784	41,476	192,737
Consulting	51,857	681,555	11,232	113,512	858,156
Data analysis	4,598	139,123	-	7,418	151,139
Drilling	448,836	10,395,165	-	1,600,492	12,444,493
Equipment	8,777	100,615	-	17,187	126,579
Geological	9,848	66,778	-	47,496	124,122
Lease payments	171,934	100,711	44,006	54,714	371,365
Sampling and processing	127,892	437,430	-	104,148	669,470
Site development	13,572	332,066	-	-	345,638
Supplies	388	1,658,519	-	471,758	2,130,665
Travel	1,408	83,540	-	13,568	98,516
	965,511	14,046,305	66,022	2,471,769	17,549,607

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The total cumulative acquisition and deferred exploration costs to September 30, 2013 are summarized as follows:

	Crescent		South	Camp
	Valley	Railroad	Railroad	Douglas	Total
	$	$	$	$	$
Property acquisition and staking costs	505,657	3,816,094	-	-	4,321,751

Exploration expenses
Assessment/claim fees	488,184	385,095	22,042	171,918	1,067,239
Consulting	238,525	2,554,807	72,498	182,900	3,048,730
Data analysis/geological	45,502	443,298	34,118	203,709	726,627
Drilling/site development	1,184,681	33,029,174	62,208	2,108,587	36,384,650
Lease payments	589,858	559,222	1,476,446	213,507	2,839,033
Legal fees for property acquisition	15,094	21,931	-	17,910	54,935
Sampling and processing	182,163	1,479,015	7,436	119,773	1,788,387
Travel	4,017	272,968	-	17,934	294,919

Cumulative deferred exploration costs at September 30, 2013	3,253,681	42,561,604	1,674,748	3,036,238	50,526,271

The decrease in total exploration expenditures from $17,549,607 during the first nine months of 2012 to $8,493,865 during the first nine months of 2013 resulted primarily from the Company focusing its entire exploration efforts in 2013 on the Railroad Project. The Company cut back its exploration expenditures on the South Railroad, CVN and Camp Douglas Projects in the first nine months of 2013 compared to 2012 as detailed above.  This decision to focus the Company’s financial and management resources in 2013 on the Railroad Project (which has provided the most encouraging results to date) to the exclusion of the Company’s other projects is, in part, a function of the poor state of the capital markets for junior resource issuers and management’s decision to utilize the Company’s remaining cash resources on its flagship Railroad Project until the Company is able to raise additional financing to continue exploration of its secondary properties.

Drilling on the Railroad Project in the 3rd quarter of 2013 was directed primarily at further defining the North Bullion (NB) deposit and extension of the high grade gold mineralization encountered in the lower breccia zone.  Major emphasis is also being placed upon drill testing target opportunities south of the North Bullion deposit along the Bullion Fault Corridor (“BFC”). The Company utilized one RC rig and two core rigs to drill 11 holes totalling approximately 5,119 meters (one hole on hold at the end of the quarter) to advance the project.

Railroad Project

The Railroad Project is located within the northern Piñon Range about 30 miles southwest of Elko, Nevada, located at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district.

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The Company's primary focus for the Railroad Project is directed towards definition drilling of the North Bullion Target Zone as recommended in the NI 43-101 technical report of David R. Shaddrick, M.Sc., CPG, P.Geo. dated May 29, 2012 and titled “Technical Report on the Railroad Project Elko County, Nevada, USA” (the “Railroad Report”). Additional activities at the Railroad Project include completing Phase 1 drilling of the Railroad Fault, Central Bullion, South Bullion and Bald Mountain Copper-gold targets as recommended in the Railroad Report which were previously placed on hold pending approval of the Company's plan of operations ("POO") to permit drilling of these targets and seasonal availability.

With the Company’s five section POO now in place and bonded for exploration purposes, coupled with the 4 corner private sections, Gold Standard is now in a position to more effectively access and drill the additional target opportunities within this composite 9 square mile area.  The POO allows up to 200 acres of total disturbance.  Targets outside of this area will require 5 acre Notice of Intent ("NOI") filings on the alternating public sections, and permitting for greater than 5 acres on the private sections of the Railroad Project.

In August 2013, the Company recommenced Phase 2 drilling on the North Bullion deposit.  The initial discovery drilling was from vertical and eastward directed angle holes that provided a nominal drill spacing of about 90 meters. The current definition drilling is focused on the high grade portion of the deposit to provide infill and cross over the initial pattern by drilling east to west angled and vertical holes.  This drilling will continue through 2013 with the goal of providing an initial deposit model for a portion of the deposit in mid 2014.

As of September 30, 2013, the Company has spent approximately $14.45 million towards the Phase 1 work program and approximately $5.17 million towards the Phase 2 work program recommended in the Railroad Report.

Phase 2 decision points can be defined as providing additional definition to the North Bullion deposit sufficient to allow for the calculation of resources and commencement of refined definition drilling.  If warranted by the results of initial Phase 2 drilling, the balance of Phase 2 would entail extensive offset drilling on the North Bullion deposit in order to quantifiably define the resource.  Initial Phase 2 definition drilling of the North Bullion deposit began in the first quarter of 2013 with as many as 2 rigs; however, the Company expects to reduce the total number of drill rigs focused on the North Bullion deposit during the remainder of 2013 to 1 or 2 rigs pending receipt of additional capital.

Currently, the Company has identified eight major targets on its 26.2 square mile Railroad Project. Three of which were initially drill tested during the 2011 and 2012 drilling programs: the North Bullion deposit (31 holes), the Railroad Fault zone (8 holes) and the Historic Bullion target (6 holes). Positive drill results obtained in 2011 and early 2012 provided the impetus for the Company’s decision to focus the majority of its drilling efforts in 2012 and the first half of 2013 on the North Bullion deposit discovery.

North Bullion drill intercepts obtained during 2012 indicated: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) vertically-extensive runs of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 18.30 meters of 7.03 gAu/T in RR11-16, 42.7 meters of 9.4 gAu/T in RR12-01, and 16 meters of 15.1 gAu/T in RR12-10 suggest proximity to feeder structures.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

Recent North Bullion drill intercepts including holes RR12-27 (16.8 meters of 1.95 gAu/T), RR12-24 (40.2 meters of 1.34 gAu/T), and RR13-01 (20.4 meters of 1.06 gAu/T) have extended the deposit to the south by more than 300 meters.  The envelope of 1 to 3 gram gold mineralization at North Bullion now appears to stretch from hole RR11-9 in the north to hole RR13-01 in the south, a total of more than 1,000 meters, and it remains open in multiple directions. The high grade zone that lies within this envelope ranges from 5 to 15 grams gold per tonne and has been traced to date for about 300 meters in contiguous drill holes RR11-16, RR12-1, and RR12-10.

Drill intercepts obtained during the second quarter of 2013 (hole RR 13-08) indicate an extension of the high-grade zone 75 meters to the north but, more importantly, demonstrate the presence of high-grade mineralization within the lower breccia zone. The lower breccia is dominantly comprised of collapse breccias which are typically a key host for the better gold mineralization in the most productive deposits of the Carlin Trend. Until RR13-08, the Company had encountered consistently thick intervals of mineralization in the lower breccia grading 0.3 to 2.0 gAu/T. Discovering high-grade mineralization in this location bodes well for finding additional high-grade within the North Bullion deposit and is a positive credential for additional, significant gold discoveries elsewhere in the Railroad district.  Hole RR13-01, a 300 meter step-out to the south of the known North Bullion deposit, returned 20.4 meters of 1.06g Au/T, appearing to effectively increase the deposit’s strike length by a third.  Collectively, Holes RR13-08 and RR13-01 represent a 375 meter north and south extension to the North Bullion gold deposit. The deposit remains open in multiple directions. The success of these step-out holes further strengthens the potential of the entire 10km long Bullion Fault Corridor.

Current drilling at North Bullion is focused on extending gold mineralization in the lower breccia zone, and exploring for higher-grade feeder zones. Angled holes are being used in this next phase of the drilling with a view to, among other things, laterally expand the North Bullion deposit to the north and the west.

Emphasis is also being placed upon drill testing target opportunities south of the North Bullion deposit along the Bullion Fault Corridor (“BFC”). Surface geochemical work conducted in August 2013, while drilling was suspended, has served to further define a number of promising drill targets. The southern portion of the BFC target area and the other nearby target opportunities were previously inaccessible for drill testing because of permitting constraints.  The Company's POO, which was finalized and approved by the Bureau of Land Management ("BLM") in December, 2012, now provides the Company with full access to all targets in the northern third of the Railroad Project.

The BFC is the same structural zone that controls the North Bullion deposit.  Targets along the corridor have been developed from surface mapping, geochemical sampling, CSAMT and gravity data. CSAMT data indicates the presence of both a northward and southward continuation of target opportunities.  The North Bullion deposit was essentially a blind discovery with no surface indication. The deposit is now effectively characterized by CSAMT data which illustrates a zone of intermediate resistivity responses representing a wedge of mixed clastic and carbonate material between the in-place, rooted Paleozoic carbonate and clastic rocks and the flanking, down-dropped volcanic rocks to the east.  This is a geologic pattern that is now being pursued with RC and core drilling. The CSAMT data modeled from the North Bullion deposit indicates the presence of similar clastic-carbonate wedges along a strike-length of about 6 kilometers to the south.  These target zones have not been previously drill tested and the Company is currently designing prospective drill sites based on a comprehensive integration and evaluation of all the data.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

On October 2, 2013 the Company released results from its first core hole drilled into the Bald Mountain Au-Cu target which could have important economic consequences for the Railroad Project. Vertical core hole RRB13-1 intersected 56.1 meters of 1.47 g Au/T, including an internal interval of 7.3 meters of 5.66 g Au/T. Importantly, the gold intercept is hosted entirely in oxidized hornfels breccia and represents the most significant oxidized gold mineralization found to date in the northern Railroad project area. Gold in oxidized mineralization can typically be recovered using less expensive methods than non-oxidized (sulphide) material. Immediately below the gold intercept, RRB13-1 intersected a separate and unique zone returning 23.3 meters of 0.4% copper as well as narrower but high-grade intercepts of other base metals and silver.

Three additional important targets to be tested during the Company's 2013 program are:

1)           The Railroad Fault zone: a WNW striking corridor of structure, mineralization, and dikes analogous to the gold-mineralized Rain Fault in the Rain mining district about 5 miles to the north. Vertical RC hole RRF13-1 has been drilled and the Company is currently reviewing the data.

2)           Central Bullion: target offset of hole RRB12-3 that intersected two thick zones of mineralization  of 76.2m of 0.25% Cu with 44.6 gAg/T (1.3 ozAg/st), and 57m of 0.78%Cu with 58.3 g Ag/T (1.7ozAg/st).  This hole has been drilled and the Company is currently reviewing the data.

3)           A target referred to as Steve’s Camp in the Central Bullion area is a large surface area of strongly anomalous base and precious metal gossan. This hole has been drilled and the Company is currently reviewing the data.

During the first quarter of 2013, an initial six hole RC drill program was completed on the LT target area of the Railroad Project.  Assay results and target assessment for this drill program have been finalized and the results reviewed. Little assay encouragement was obtained from the results, but the geology is indicated to be exceptionally complex and could lend toward obscuring target opportunities not currently envisioned.

On January 22, 2013 the Company also announced a new, previously unknown zone of copper and silver mineralization in the historic Central Bullion target area. RRB12-03, a core hole completed in November 2012, intersected 19.8 meters of 104.94 gAg/T with 0.80% copper and 0.08% molybdenum from 13.7 to 33.5 meters within a 76 meter thick zone of 44.6 gAg/T and 0.25% Cu, and a second higher-grade zone of 13.4 meters of 220.16 gAg/T with 2.48% copper from 278.3 to 291.7 meters within a 57 meter thick zone of 58.30 gAg/T and 0.78% Cu. Both zones of mineralization occur within skarn straddling a granodiorite dike. The true thicknesses of these mineralized zones are unknown at this stage, however mineralization appears to be broadly disseminated and is relatively uniformly distributed within the skarn.

South Railroad Project

The South Railroad Project is a prospective gold target comprising approximately 5,563 net acres of fee mineral and located claims within strategic sections located throughout the Railroad and Pinon Districts adjacent and to the south of the Company’s Railroad Project. Based on its research, the Company estimates that collectively the Pereira Lease and South Railroad Leases give the Company control of approximately 51% of Pinon section 27 which contains the bulk of the historic Pinon gold deposit.

Due to the separate ownership interests in the Pinon deposit, future exploration and development will necessitate the joint agreement of the various owners. See the 2012 AIF for further details regarding the South Railroad Project and the historic Pinon deposit.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Crescent Valley North Project (CVN)

The CVN Project is an early stage exploration prospect located in Eureka County, Nevada, approximately
15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko, The project is within a volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain-Eureka gold trends in north-central Nevada.  The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front.

The CVN Project is a consolidation of a number of mining leases encompassing approximately 15,524 net acres of located claims in Elko and Eureka Counties, Nevada controlled by the Company. Three large target areas are present. From north to south these targets include Safford, dominantly a silver target with local bonanza grades, Iron Blossom, which appears to be an IOCG opportunity and Crescent Valley North, which is a bonanza gold and silver Hishikari vein-type target.

During 2012, the Company conducted target assessment at the CVN Project including mapping and additional geological and geochemical studies and assessment. Approximately four to five RC and core holes that were initially planned for drilling in 2012 have been put on hold as the Company’s focuses its resources on the Railroad Project.

In August 2013, the Company terminated the KM/RC lease agreement representing approximately 1,880 net acres of land within the CVN Project as the Company determined that the property lacked encouraging exploration results. As a result, the Company recorded a write down of exploration and evaluation assets of $133,189 during the three month period ended September 30, 2013.

Camp Douglas Project

The Camp Douglas Project consists of 277 unpatented mineral claims and one fee parcel totaling approximately 5,026 acres in the Walker Lane Trend in Mineral County, Nevada.

A 30 drill hole and access NOI for the Camp Douglas Project has been approved by the BLM and a reclamation bond posted by the Company.  During 2012, the Company completed an initial 12 hole core drill program totalling 3,033.7 meters to evaluate multiple targets delineated from the Company’s analysis of historical drill data, geological mapping, geochemical sampling, a detailed dipole IP survey, and data compilation.  Highlights of the 2012 drill program are summarized below:

•	ECD12-001:
9.1 meters of 1.01 gAu/T at the surface (0 to 9.1 meters); and 6.9 meters of 5.72 gAu/T from 164.4 meters to 171.3 meters, including the best individual sample, 1.2 meters of 8.7 gAu/T from 164.5 to 165.7 meters. The lower intercept is in a zone of continuous mineralization marred by no-recovery intervals. Neglecting the no-recovery intervals, the intercept could be approximately 30 meters of 1.78 gAu/T.

•	ECD12-003:
Long lower-grade intercepts:  15.2 meters of 0.73 gAu/T from 114.3 meters to 129.5 meters, and 12.2 meters of 0.46 gAu/T from 143.3 to 155.5 meters .  These are part of a longer interval 96 to 157 meters (61 meters) where every sample has anomalous gold.

•	ECD12-012:
Drilled to follow up the results of ECD12-003.  6.1 meters of 2.00 gAu/T from 47.2 to 53.3 meters, and 4.6 meters of 1.44 gAu/T from 57.9 to 62.5 meters. These are part of a longer interval 45.7 to 67.0 meters (21.3 meters) where every sample has anomalous gold.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

•	ECD12-004:	Has many short intervals of moderate grade, but the real interest here is the lengthy interval of anomalous gold: 114 meters through the silica-clay lithocap with nearly continuous anomalous gold.

In the first quarter of 2013, a gravity survey was conducted over the property, at the recommendation of Wright Geophysics, in order to provide basement depth definition for identification of major, potential mineralized structures within the prospective volcanic rock package. One such structure was identified and this structure coincides with the two best intercept holes drilled in 2012: ECD12-001 and ECD12-003.

No additional follow-up drilling is planned for the Camp Douglas Project at this time.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples were delivered to ALS Minerals’ preparation facility in Elko, Nevada.  The samples were crushed and pulverized and sample pulps shipped to ALS Minerals’ certified laboratory in Vancouver where they were digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this MD&A have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects

For complete assay results, drill hole collar locations, cross sections, maps and core photos, please visit the Company’s website at www.goldstandardv.com.

Subsequent to September 30, 2013

Railroad Project:

On November 5, 2013 the Company announced that two additional core holes drilled into the North Bullion deposit have extended the mineralization in the lower collapse breccia—the classic carbonate host for the largest Carlin-style gold deposits.  Hole RR13-09, located approximately 85 meters east of RR13-08, intersected 102 meters of 0.86g Au/T within an almost continuous 240 meter thick section of mineralized breccia grading 0.50 g Au/T.  Hole RR13-12, located approximately 67 meters north of RR13-08 and RR13-11, intersected 91.8 meters of 1.06g Au/T, including 13.6 meters of 4.01 g Au/T.  As expected, grade within the zone is unevenly distributed. Further drilling is required to determine the distribution of the high-grade within the North Bullion deposit.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Liquidity, Financial Position and Capital Resources

The Company has no known mineral resources or reserves and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at September 30, 2013, the Company’s liquidity and capital resources are as follows:

	September 30, 2013	December 31, 2012
	$	$
Cash and cash equivalents	4,524,770	10,785,758
Receivables	19,543	102,953
Prepaid expenses	253,711	85,948
Total current assets	4,798,024	10,974,659
Payables and accrued liabilities	1,546,534	1,838,851
Working capital	3,251,490	9,135,808

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including actively seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

In August 2013, the Company completed the 2013 Financing consisting of 7,936,509 shares at $0.63 per share for proceeds of $4,557,518 net of cash commissions and expenses of $442,482.

As at September 30, 2013, the Company had a cash and cash equivalents position of $4,524,770 (December 31, 2012 - $10,785,758), consisting of the net proceeds from the 2013 Financing.   As at September 30, 2013, the Company had a surplus working capital position of $3,251,490 (December 31, 2012 - $9,135,808).

Given its current cash and working capital positions, the Company’s budget for the remainder of fiscal 2013 provides for estimated mineral property lease obligations and tax levies of approximately $275,000, estimated overhead expenditures of $670,000 and a minimum exploration budget of approximately $1,000,000. Contingent upon receipt of additional financing, the Company intends to increase its budgeted exploration expenditures for the balance of 2013 with a view to accelerating the Phase 2 drill program on the Railroad Project.

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of stock options, and further private placements.   There are no assurances that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Use of Proceeds from 2012 Financing

In June 2012, the Company completed the 2012 Financing, by way of short form prospectus, consisting  of 10,000,000 common shares at a price of US$2.00 (equivalent to $2.0514) per share for net proceeds of $18,650,747, after deducting cash commissions and expenses of $1,863,253. The budgeted use of proceeds from the 2012 Financing are as follows:

	$
Gross proceeds from 2012 Financing	20,514,000
Share issuance costs	(1,863,253)
Net proceeds	18,650,747

Allocation:	Budget $	Actual $	Variances $
Railroad Project	15,357,806	15,357,806	-
General corporate purposes	3,292,941	3,292,941	-
	18,650,747	18,650,747	-

The net proceeds from the 2012 Financing were used to fund Phase 1 and a portion of the Phase 2 work program for the Railroad Project recommended in the Railroad Report and for general corporate and working capital purposes.

Use of Proceeds from 2013 Financing

In August 2013, the Company completed the 2013 Financing consisting of 7,936,509 common shares at a price of $0.63 per share for net proceeds of $4,557,518, after deducting cash commissions and expenses of $442,482. The budgeted use of proceeds from the 2013 Financing are as follows:

$
Gross proceeds from 2013 Financing	5,000,000
Share issuance costs	(442,482)
Net proceeds	4,557,518

Allocation:	Budget $
Railroad Project	3,000,000
General corporate purposes	1,557,518
4,557,518

As of September 30, 2013, the Company has incurred approximately $1.98 million from the net proceeds of the 2013 Financing to fund the Phase 2 work program on the Railroad Project. As the 2013 exploration program is not completed, it is too early to analyze any variances in the budgeted use of proceeds.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payments of US$4,400.  A security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	41,202	49,867	91,069
Payable later than one year and not later than five years	-	-	-
Payable later than five years	-	-	-
Total	41,202	49,867	91,069

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management/administrative consulting services to the Company for an indefinite term effective February 1, 2011.  See “Related Party Transactions” below. During 2012, the board of directors (the “Board”) approved certain increases to these consulting agreements such that the total combined payments are currently $72,583 per month. These agreements also provide for a two year payout totalling, on a collective basis, approximately $2,106,242 (including discretionary bonuses paid in 2011 and 2012) in the event of termination without cause and a three year payout totalling, on a collective basis, (including discretionary bonuses paid in 2011 and 2012) approximately $3,159,363 in the event of termination following a change in control of the Company.

d)
Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations and tax levies for 2013 are $275,000. See Item 5 “General Development of the Business – Mineral Properties” of the 2012 AIF and the 2012 Annual Financial Statements for details of the various lease payments and other obligations required by the Company to maintain its various mineral projects in good standing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

Related Party Transactions

During the nine months ended September 30, 2013, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.	Incurred management fees of $165,000 (September 30, 2012 - $151,667) to a company controlled by Jonathan Awde, a director and President of the Company.

ii.
Incurred administrative management fees of $100,500 (September 30, 2012 - $91,833) and secretarial fees of $Nil (September 30, 2012 - $9,000) to a company controlled by Richard Silas, a director and Secretary of the Company. As at September 30, 2013, $6,867 (December 31, 2012 - $6,867) was included in accounts payable and accrued liabilities.

iii.
Incurred financial management fees of $122,250 (September 30, 2012 - $91,917) and professional fees of $Nil (September 30, 2012 - $12,000) to companies controlled by Michael Waldkirch, Chief Financial Officer of the Company.

iv.
Incurred salaries of $Nil (September 30, 2012 - $22,059) and capitalized exploration and evaluation assets expenditures of $168,861 (September 30, 2012 - $144,607) to David Mathewson, a director and Vice-President, Exploration of the Company.

v.	Incurred directors fees of $18,000 (September 30, 2012 - $18,000) to a company controlled by Robert McLeod, a director of the Company.

vi.	Incurred directors fees of $18,000 (September 30, 2012 - $13,830) to David Morrell Cole, a director of the Company.

vii.	Incurred directors fees of $18,000 (September 30, 2012 - $2,000) to a company controlled by Jamie Strauss, a director of the Company.

Summary of key management personnel compensation:

	For the nine months ended September 30,
	2013	2012
	$	$
Management fees	441,750	377,247
Professional fees	-	12,000
Exploration and evaluation assets expenditures	168,861	144,607
Wages and salaries	-	22,059
Share-based compensation	715,990	832,722
	1,326,601	1,388,635

In March 2011, the Company granted to David Mathewson, a director and Vice-President, Exploration, a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors (executive and non-executive) of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and while the Company anticipates that it has sufficient financial resources to undertake its planned exploration programs for the remainder of 2013, it will require additional funds to further explore its properties. There  is  no  assurance  such  additional  funding  will  be  available  to  the  Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and it fails to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its status as a foreign private issuer the aforementioned regulations would apply and it would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”), and would require the Company's management to devote substantial time and resources to comply with the new regulatory requirements following a loss of the Company's foreign private issuer status. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company may regain the foreign private issuer status upon re-meeting the eligibility requirements.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2012 and expects to be a passive foreign investment company for the taxable year ending December 31, 2013. As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distributions”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the 2012 AIF which can be accessed on the SEDAR website at www.sedar.com.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

 Critical Accounting Estimates

The preparation of the Financial Statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.
The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the nine month period ended September 30, 2013.

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the nine months ended September 30, 2013 and were not applied in preparing the Financial Statements.  The Company is currently considering the possible effects of the following new and revised standards which will be effective to the Company’s financial statements for the year ending December 31, 2014 or later:

a)
IFRS 9 – Financial Instruments: Classification and Measurement applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2015 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

b)
IFRS 10 – Consolidated Financial Statements amendment provides clarification on investment entitles. The amendments are effective for annual periods beginning on or after January 1, 2014 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

c)
IAS 27 – Separate Financial Statements amendment provides clarification on investment entitles. The amendments are effective for annual periods beginning on or after January 1, 2014 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

d)
IAS 32 – Financial Instruments: Presentation amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•           Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•           Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•           Level 3 – Inputs that are not based on observable market data.

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The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, and accounts payable and accrued liabilities.  The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at September 30, 2013, the Company had a net monetary liability position of US$844,137.  Each 10% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $84,400.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and does not have any interest bearing debt.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

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Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at November 14, 2013, the Company has 91,756,618 outstanding common shares, 5,975,000 outstanding stock options, with a weighted average exercise price of $0.94 per share and expiring from July 13, 2015 to May 23, 2018, and no outstanding warrants.

Corporate Governance

The Company’s Board and its committees substantially follow the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 7 individuals, 4 of whom are neither executive officers nor employees of the Company and are unrelated in that they are independent of management. The Company’s audit committee is comprised of 3 directors, all of whom are independent of management.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators (“CSA”) requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (DC&P) and Internal Control Over Financial Reporting (ICFR) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

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The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at September 30, 2013 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the three months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s AIF dated March 28, 2013 for the year ended December 31, 2012;
•	the Company’s audited consolidated financial statements for the year ended December 31, 2012;
•	the Company’s annual MD&A for the year ended December 31, 2012; and
•	the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2013.

This MD&A has been approved by the Board effective November 14, 2013.

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